July 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Tyler Howes

Re:	MetaVia Inc.
Registration Statement on Form S-3
File No. 333-288486
Acceleration Request

Requested Date:	July 10, 2025
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, MetaVia Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-288486) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence and Joshua W. Damm of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip D. Torrence of Honigman LLP by telephone at (269) 337-7702 or Joshua W. Damm of Honigman LLP by telephone at (313) 465-7714.

Sincerely,

MetaVia Inc.

/s/ Hyung Heon Kim
Hyung Heon Kim
President, Chief Executive Officer and Director

cc:	Marshall Woodworth, Chief Financial Officer
MetaVia Inc.

Phillip D. Torrence, Esq.
Joshua W. Damm, Esq.
Honigman LLP

[Signature Page – Acceleration Request]